Exhibit 21.1

List of Subsidiaries of International Land Alliance, Inc.

Name	State or Other Jurisdiction of Incorporation or Organization
ILA Fund I, LLC	Wyoming
International Land Alliance, S.A. de C.V. (ILA Mexico)	Mexico
Rancho Costa Verde Development, LLC	Nevada
Emerald Grove Estates, LLC	California
Oasis Park Resort, LLC	Wyoming
Plaza Bajamar, LLC	Wyoming
Plaza Valle Divino, LLC	Wyoming